

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

September 15, 2008

George A. Scangos, Ph.D.
President and Chief Executive Officer
Exelixis, Inc.
249 East Grand Ave., P.O. Box 511
South San Francisco, CA 94083-0511

Re: Exelixis, Inc.
Registration Statement on Form S-3
File Number 333-152166
Correspondence letter dated September 11, 2008

Dear Dr. Scangos:

We have reviewed your counsel's September 11, 2008 letter regarding the above-captioned matter and responses to our comment from a letter dated August 15, 2008. More specifically, we note your response relating to the issuance of 100,000 shares of common stock issuable upon certain events of default related to the issuance and registration of common stock underlying your outstanding warrants and referred to as "Failure Payment Shares." However, we continue to believe that it is inappropriate to register those 100,000 shares because we do not believe those shares are currently outstanding. Therefore, please remove those shares from the registration statement.

Please contact Song P. Brandon at (202) 551-3621 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Rebecca Peters, Esq.
Cooley Godward Kronish LLP
Five Palo Square
3000 El Camino Real
Palo Alto, CA 94306